

January 7, 2013

<u>Via Email</u>
Lawrence Odell
General Counsel
First Bancorp.
2 North Broadway
Lebanon, Ohio 45036

> **Re: First Bancorp.**
> **Registration Statement on Form S-4**
> **File number 333-185393**
> **Preliminary 14A filings - two**
> **File number 001-14793**
> **All documents filed December 12, 2012**

Dear Mr. Odell:

We have reviewed your registration statement and two related Preliminary 14As and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that we also continue to review your Form 10-K and related filings, which review must be completed prior to effectiveness of the Form S-4.

<u>Incorporation of Certain Documents by Reference, page 5</u>

1. Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X.

<u>What are the Tax Consequences…, page 10</u>

2. Please address the receipt of consent fees.

Purpose of the Exchange Offer, page 13

3. Please clarify what you mean by "the quality of our capital." Also ensure that you have provided all of the significant reasons for the offering. It would appear that a significant reason is to eliminate the possibility of preferred shareholders obtain representation on the board.

Summary Selected Consolidated Financial Data, page 35

4. We note that your current interim financial information is labeled to be representative of the nine-months ended September 30, 2012 when in fact this financial information is only for the three-months ended September 30, 2012. Please revise your filing accordingly to clearly identify the interim financial information included in your summary selected consolidated financial data.

Exhibits

5. Please file the remaining exhibits with your next amendment. We may have further comments after we have reviewed those materials.

Exhibit 23.1

6. Please provide an updated consent from your independent accountants in your next amendment.

General

7. Under Rule 13e-4(a)(4), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that may have been executed by security holders, you have improperly commenced its tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered shares returned, and ensure that the depositary and information agent would be given instructions on how to direct security holders to recover any of their shares and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone Interpretation I.I.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov.

Schedule 14A (for preferred holders)

8. Please identify the Dealer Manager.

Item 6. Voting Securities

9. Please provide the information required by Item 6(a) of Schedule 14A with regard to each class of the preferred stock.

Schedule 14A

10. Please provide a more comprehensive description of the entire transaction.

Please note that our Office of Mergers and Acquisitions has not finished its examination of your filing. That office may have additional comments to those above when it completes an examination of your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

       Sincerely,

       /s/Mark Webb

       Mark Webb
       Legal Branch Chief

By Email to: Sean M. Donahue
       sdonahue@morganlewis.com